Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

WSFS Financial Corporation:

We consent to the incorporation by reference in the registration statement (no. 333-33713) on Form S-8 of WSFS Financial Corporation of our report dated June 28, 2013 with respect to the statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the WSFS Financial Corporation 401(k) Savings and Retirement Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 28, 2013